July 2, 2007

VIA EDGAR and FACSIMILE (202-772-9204)

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Java Detour, Inc.
Registration Statement on Form SB-2
File No. 333-139731

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Java Detour, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 3:00 p.m. Eastern Standard Time on July 5, 2007, or as soon thereafter as possible.

The Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Joanne Johnson at (310) 552-5052 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

JAVA DETOUR, INC.

cc:	Anita Karu, Securities & Exchange Commission
Joanne Du Johnson, Esq., K&L Gates